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KW 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISS[ION]
Washington, D.C. 20549

11016129

[OMB APPROVA]L
[OMB Number: 3]235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 49217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 31, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Veritage Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Megonko Road
(No. and Street)

Natick (City) MA (State) 01760 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Morris McColl 508/416-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Road (Address) Needham Heights (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jane Morris McColl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritage Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Morris McColl
Signature

Member Manager
Title

Patricia Montgomery
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRIS & MORRIS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

Years Ended December 31, 2010 and 2009

Contents

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

February 23, 2011

TO THE MEMBER
VERITAGE GROUP, LLC
4 Megonko Road
Natick, MA 01760

We have audited the accompanying balance sheets of Veritage Group, LLC (a Delaware Limited Liability Company) as of December 31, 2010 and 2009, and the related statements of operations, members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritage Group, LLC at December 31, 2010 and 2009, and the results of its operations, its members' capital, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Morris + Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

BALANCE SHEETS

	December 31	
	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash and Equivalents	$ 10,067	$ 10,269
TOTAL CURRENT ASSETS	10,067	10,269
PROPERTY AND EQUIPMENT, at Cost	-	52,236
Less: Accumulated Depreciation	-	(49,710)
	-	2,526
TOTAL ASSETS	$ 10,067	$ 12,795
LIABILITIES AND MEMBERS' CAPITAL		
TOTAL CURRENT LIABILITIES	$ -	$ -
MEMBERS' CAPITAL	10,067	12,795
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 10,067	$ 12,795

The accompanying notes and independent auditors' report
are an integral part of these financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2010	2009
REVENUES	$ 75,000	$ 134,333
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional Expenses	34,303	69,505
Travel and Entertainment	7,872	9,494
General and Administrative	7,577	22,687
Utilities	1,515	8,161
Depreciation	-	3,517
TOTAL EXPENSES	51,267	113,364
INCOME FROM OPERATIONS	23,733	20,969
INTEREST INCOME	65	43
NET INCOME	$ 23,798	$ 21,012

The accompanying notes and independent auditors' report are an integral part of these financial statements.

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF MEMBERS' CAPITAL (DEFICIT)

Years Ended December 31, 2010 and 2009

	Members' Capital (Deficit)	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Totals
Year Ended December 31, 2009					
Beginning Balances	$ (4,752,718)	$ 75,000	$ -	$ 4,693,996	$ 16,278
Add: Capital Contributions	-	-	-	-	-
Add: Net Income	-	-	-	21,012	21,012
Deduct: Distributions to Members	(24,495)	-	-	-	(24,495)
Ending Balances	$ (4,777,213)	$ 75,000	$ -	$ 4,715,008	$ 12,795
Year Ended December 31, 2010					
Beginning Balances	$ (4,777,213)	$ 75,000	$ -	$ 4,715,008	$ 12,795
Add: Capital Contributions	200	-	-	-	200
Add: Net Income	-	-	-	23,798	23,798
Deduct: Distributions to Members	(26,726)	-	-	-	(26,726)
Ending Balances	$ (4,803,739)	$ 75,000	$ -	$ 4,738,806	$ 10,067

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 75,000	$ 134,333
Cash Paid for Operating Expenses	(51,267)	(109,847)
Interest Income Received	65	43
Net Cash Provided by Operating Activities	23,798	24,529
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash Paid for Property and Equipment	-	(2,018)
Net Cash (Used for) Investing Activities	-	(2,018)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Members	(24,200)	(24,495)
Cash Contributed by Members	200	-
Net Cash (Used for) Financing Activities	(24,000)	(24,495)
NET (DECREASE) IN CASH AND EQUIVALENTS	(202)	(1,984)
CASH AND EQUIVALENTS, Beginning of Year	10,269	12,253
CASH AND EQUIVALENTS, End of Year	$ 10,067	$ 10,269

The accompanying notes and independent auditors' report are an integral part of these financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31	
	2010	2009
RECONCILIATIONS OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income	$ 23,798	$ 21,012
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	-	3,517
Changes in Assets and Liabilities:		
(Decrease) Increase in Cash Overdraft	-	-
Total Adjustments	-	3,517
Net Cash Provided by Operating Activities	$ 23,798	$ 24,529

The accompanying notes and independent auditors' report are an integral part of these financial statements.

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

The Limited Liability Company was organized on February 29, 1996 under the laws of the State of Delaware, for the principal purpose of engaging in the business of placing private securities with institutional investors. The latest date for the dissolution of the LLC is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. FASB Accounting Standards Codification

Effective for periods ending after September 15, 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("The Codification"). "The Codification" supersedes all prior accounting pronouncements and is now the singular source of authoritative U.S. accounting and reporting standards for non-governmental entities. This change by the FASB did not change GAAP, and did not have a material effect on the Company's financial statements.

2. Methods of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, using the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

3. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2010 and 2009, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety (90) days or less to be cash equivalents.

5. Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. The direct write-off method is utilized for income tax reporting purposes.

6. Property and Equipment

Property and Equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged as incurred. All of the Company's long-lived assets are reviewed and adjusted for impairment whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. During the years ended December 31, 2010 and 2009, the Company had no impairment losses.

The Company utilizes the straight-line method in computing depreciation expense for financial reporting purposes, while utilizing various accelerated methods in computing depreciation expense for tax reporting purposes. Depreciation expense is computed using the estimated lives of individual assets as follows:

	Number of Years
Office Furniture and Equipment	5-7

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

7. Fair Value Measurements

Effective for fiscal year beginning after November 15, 2008, the Financial Accounting Standards Board (FASB) required that companies clarify the definition of fair value for financial reporting, establish a framework for measuring fair value, and present additional disclosures, as may be required, about the use of fair value measurements. These requirements were adopted in 2009 and had no material effect on the financial statements.

8. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). In 2009, the LLC was a single-member LLC. Under the provisions of the Internal Revenue Code, the single-member LLC was treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, was not subject to income taxes. On January 26, 2010, the LLC agreement was modified from a single-member LLC to a multi-member LLC with the addition of two members. In 2010, the LLC has elected to be taxed as a Partnership, which is not an income tax paying entity. Income or losses of the Company are includable in the Members' individual income tax returns. Accordingly, there are no provisions for income taxes included in these financial statements.

Effective for fiscal years after December 15, 2008, the Financial Accounting Standards Board (FASB) required that companies establish a minimum threshold for financial statement recognition and measurement of tax positions taken in filing tax returns, and required certain expanded tax disclosures. These requirements were adopted in 2009 and had no material effect on the financial statements.

Tax returns for the prior three fiscal years are subject to examination by taxing authorities. Management is unaware of any pending examinations of its tax returns for these periods.

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2010 and 2009, the Company performed a significant amount of work for two (2) and three (3) unrelated customers, respectively. The amounts related to these significant customers included in the accompanying statements of operations and balance sheets are summarized as follows:

	Revenues for the Years Ended December 31		Accounts Receivable as of December 31	
	2010	2009	2010	2009
Customer A	$ 40,000	$ 20,000	$ -	$ -
Customer B	35,000	-	-	-
Customer C	-	60,000	-	-
Customer D	-	30,000	-	-

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $10,067 and $10,269, respectively. These amounts are in excess of its required net capital. At December 31, 2010 and 2009, the Company's ratio of aggregate indebtedness to net capital was 0 to 1 and 0 to 1, respectively. In addition, the Company has informally agreed with the NASD that it will maintain minimum net capital of $6,000.

E. RETIREMENT BENEFIT PLAN:

During 2005, the Company adopted an employee benefit plan, pursuant to Section 412(i) of the Internal Revenue Code, covering all of its qualified employees. During 2009, the Company withdrew from the employee benefit plan. For the year ended December 31, 2009, retirement plan contribution amounted to $0.

MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Our independent audits of the financial statements of Veritage Group, LLC (a Delaware Limited Liability Company) at December 31, 2010 and 2009, and for the years then ended, were intended primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole.

The additional information presented in the following pages has been taken primarily from accounting and other records of the Company and is not necessary for fair presentation of its financial position, results of its operations or its cash flows in order to be in conformity with accounting principles generally accepted in the United States of America. The additional information has not been subjected to tests and other auditing procedures sufficient to enable us to express an opinion as to the fairness of the details included therein and, accordingly, we do not express an opinion on the additional information.

Morris & Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31	
	2010	2009
Net Capital:		
Total Members' Capital	$ 10,067	$ 12,795
Add: Discretionary Liability	-	-
Deduct Nonallowable Assets:		
Accounts Receivable	-	-
Property and Equipment, Net	-	2,526
	-	2,526
Net Capital	$ 10,067	$ 10,269
Aggregate Indebtedness	$ -	$ -
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000	$ 5,000
Excess of Net Capital over Requirement	$ 5,067	$ 5,269
Excess Net Capital at 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 10,067	$ 10,269
Ratio: Aggregate Indebtedness to Net Capital	0 to 1	0 to 1

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

A reconciliation of amounts reported in the Preliminary Focus Report, and audited amounts is below:

	December 31	
	2010	2009
Members' Capital Reported in Preliminary Focus Report	$ 10,067	$ 16,312
2009 Year-End Adjustments to Record Depreciation Expense	-	(3,517)
Total Members' Capital	$ 10,067	$ 12,795
Non-Allowable Assets Reported in Preliminary Focus Report	2,526	6,043
2009 Year-End Adjustment to Record Depreciation Expense	-	(3,517)
2010 Year-End Adjustment to Record Property Distribution	(2,526)	-
NON-ALLOWABLE ASSETS	$ -	$ 2,526
NET CAPITAL	$ 10,067	$ 10,269

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's focus report for the period ending December 31, 2010. At the Company's request, an immaterial adjustment was made during the course of the audit. This adjustment had no material effect on the net capital computation.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

EXEMPTION UNDER RULE 15c3-3

Years Ended December 31, 2010 and 2009

The Company claims exemption under the provisions of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members of
Veritage Group, LLC

In planning and performing our audits of the financial statements of Veritage Group, LLC (the Company) for the years ended December 31, 2010 and 2009, we considered its internal control structure in order to determine our auditing procedures, for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Veritage Group, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5
(Continued)

Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2010 and 2009; and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the years ended December 31, 2010 and 2009.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Morris + Morris, P.C.

Certified Public Accountants

VERITAGE GROUP, LLC
(a Delaware Limited Liability Company)

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

Years Ended December 31, 2010 and 2009

MORRIS & MORRIS, P. C.

CERTIFIED PUBLIC ACCOUNTANTS

AICPA

The CPA. Never Underestimate the Value.℠